UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Convertible Debenture

On December 29, 2023, VinFast Auto Ltd., (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey. Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell to Yorkville a convertible debenture (the “Convertible Debenture”) in the principal amount of $50.0 million, which are convertible into ordinary shares of the Company (as converted, the “Conversion Shares”) for a purchase price of $48.75 million, on the terms and subject to the conditions set forth therein. The obligations of the Company in respect of the Convertible Debenture are guaranteed by its subsidiary, Vingroup USA, LLC, pursuant to global guaranty agreement, dated December 29, 2023 (the “Global Guaranty Agreement”). On December 29, 2023, the Company issued and sold the Convertible Debenture to Yorkville.

Principal, interest and any other payments due under the Convertible Debenture shall be paid in cash on July 1, 2024 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Convertible Debenture, the Company may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Convertible Debenture, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Convertible Debenture plus accrued and unpaid interest on such outstanding principal of the Convertible Debenture to, but excluding, the conversion date (such amount, “Conversion Amount”) into ordinary shares of the Company at the Conversion Price (as defined below). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Convertible Debenture, $10.00 per ordinary share of the Company. The Conversion Price will be adjusted from time to time pursuant to the terms and conditions of the Convertible Debenture.

The Company at its option and in its sole discretion shall have the right, but not the obligation, to redeem (each, an “Optional Redemption”) early a portion or all amounts outstanding under the Convertible Debenture, provided that the Company provides Yorkville with at least ten scheduled trading days’ prior written notice (each, a “Redemption Notice”) of its desire to exercise an Optional Redemption. Each Redemption Notice will be irrevocable and will specify the date for the Optional Redemption (each, a “Redemption Date”), the outstanding principal of the Convertible Debenture to be redeemed and the Redemption Amount (as defined below) applicable to such principal. With respect to any Redemption Notice, the “Redemption Amount” will be an amount equal to the outstanding principal actually being redeemed by the Company (after giving effect to any conversions with a Conversion Date prior to the relevant Redemption Date) on the relevant Redemption Date, plus the applicable Redemption Premium, plus all accrued and unpaid interest on the principal amount being redeemed by the Company to, but excluding, the relevant Redemption Date. “Redemption Premium” means 5% of the principal amount being redeemed pursuant to an Optional Redemption.

Yorkville may declare the full unpaid principal amount of the Convertible Debenture, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment event. Upon the occurrence and during the continuance of certain specified additional interest event, interest will accrue on the outstanding principal balance of the Convertible Debenture at a rate of 8% per annum. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Convertible Debenture at a rate of 15% per annum.

The Securities Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for purposes of the Securities Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

In connection with the transaction, the Company and Yorkville entered into a registration rights agreement, dated December 29, 2023 (the “Yorkville RRA”), pursuant to which the Company is required to register for resale all of the Conversion Shares. The Company is required to file an initial registration statement (the “Initial Registration Statement”) covering the resale of the Conversion Shares, by no later than the 30th calendar day following execution of the Yorkville RRA. The Company is required to file additional registration statements covering the resale by Yorkville of the Conversion Shares not covered by the Initial Registration Statement on or prior to the 30th calendar day following receipt of a demand notice from Yorkville.

In addition, in connection with the transaction, Vingroup USA LLC enter into a global guaranty agreement (the “Global Guaranty Agreement”) in favor of Yorkville to guarantee to Yorkville the full, prompt and unconditional payment when due (whether at maturity, by acceleration or otherwise), and the performance, of all liabilities, agreements and other obligations of VinFast to Yorkville under and in relation to the Convertible Debenture.

The foregoing descriptions of the Securities Purchase Agreement, the Convertible Debenture, the Global Guaranty Agreement and the Yorkville RRA are qualified in their entirety by the terms and conditions of the Securities Purchase Agreement, the Convertible Debenture, the Yorkville RRA and the Global Guaranty Agreement which are attached as Exhibit 99.1, 99.2, 99.3 and 99.4, respectively, and which are incorporated herein by reference.

Shareholder Funding

The Company expects to receive approximately $51 million of funding in cash from Asian Star Trading & Investment Pte. Ltd. (“Asian Star”), the Company’s shareholder that is majority-owned by our founder and Chairman, Mr. Pham Nhat Vuong. The cash from Asian Star came from a sale of its VinFast shares to Yorkville on December 29, 2023, which are being provided to the Company in accordance with the terms of a capital funding agreement that it previously entered into with the Company’s subsidiary, VinFast Trading and Production Joint Stock Company.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Securities Purchase Agreement, dated December 29, 2023, by and between VinFast and the investor listed therein.
99.2	Convertible Debenture, dated December 29, 2023.
99.3	Registration Rights Agreement, dated December 29, 2023, by and between VinFast and Yorkville.
99.4	Global Guaranty Agreement, dated December 29, 2023, by Vingroup USA, LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: December 29, 2023	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Managing Director and Global CEO